DECENTRALIZED CRYPTO FINANCIAL INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware
85-2718015
(State or Other Jurisdiction of Incorporation or Organization)
(I.R.S. Employer Identification Number)

4795 Meadow Wood Lane, #200W
Chantilly, Virginia 20151
(703) 688-3440

Item 1. Management's Discussion and Analysis of Financial
Condition and Results of Operations.

Decentralized Crypto Financial Inc. ("DeCryptoFi" or "Company?)
is a Delaware corporation and online platform offering decentralized finance services. The following information should be read together with the Company's financial statements (see
Item 3).

Cautionary note regarding forward-looking statements.

This report includes statements that are not purely historical, and are therefore forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions, or strategies regarding the future. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipate, believe, continue, could, estimate, expect, intend, may, might, plan, possible, potential, predicts, project, should, would and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this offering circular may include, for example, statements about our:
	future operating results
	future business endeavors; and
	future plans for capital resources.

The forward-looking statements contained herein are based on current expectations and beliefs concerning future developments. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Operating Results.

DeCryptoFi does not have any earnings or revenue which demonstrates no material changes from the Company's Offering. As of June 30, 2023, DeCryptoFi issued 2,710,422.74 shares as part of the Company's work compensation plan. DeCryptoFi has made their stock available in the European Economic Area and expects to see sales from these countries and the United States within the next six months. The Company intends to retain all earnings for use in and development of business operations and does not anticipate declaring any dividends on our common stock in the foreseeable future.

Liquidity and Capital Resources.

DeCryptoFi has no committed sources of funds. The authorized capital of DeCryptoFi consists of 500,000,000 shares of common stock, 125,0000,000 of which are held for the possibility of future capital raising. DeCryptoFi has no material commitments for capital expenditures as of June 30, 2023.

Trend Information.

As DeCryptoFi did not have earnings for the period of this semiannual report, and as this is DeCryptoFi's first report of any kind, there are no trends or commitments that are reasonably likely to have a material effect on the Company's net revenues, income, profitability, or liquidity as of June 30, 2023.

Item 2. Other Information

None.

Item 3. Financial Statements


DECENTRALIZED CRYPTO FINIANCIAL INC.
BALANCE SHEETS
As of June 30, 2023

	12/31/2022 to 6/30/2023

	ASSETS

Current assets:
	Cash and cash equivalents			$	7,048.10
	Accounts receivable					0
	Prepaid expenses					  235.54
							_______________
	Total current assets				$	6,812.56

Property and equipment, net					0

Other assets:
	Goodwill, net						0
	Investments in equity securities			30,000
	Deposits	 					0
							_______________
	Total assets	   				$	36,812.56

	12/31/2022 to 6/30/2023

	LIABILITIES AND MEMBER'S EQUITY

Current liabilities:
	Line of credit					$	0
	Accounts payable and accrued expenses			0
	Accrued payroll and related liabilities			0
	Notes payable, current portion				0
	Deferred rent and other current liabilities		0
	Deferred compensation liability				0
							_______________
	Total current liabilities				0

Notes payable, less current portion				0


	Total liabilities					0

Member's equity							30,271.72

							_______________
	Total liabilities and member's equity	 	$	30,271.72

	12/31/2022 to 6/30/2023

	STATEMENTS OF OPERATIONS

Revenue								0
							_______________
	Total revenue	 					0
	Direct cost of revenue					0
							_______________
	Gross profit						0

Indirect costs of revenue Costs					0
not allocable	 						0
							_______________
	Operating income					0

Other income (expense):
	Other expense						0
	Interest expense					0
	Other income	 					0

	Total other income	 				0
							_______________
	Net income	  				$	0


Basic Earnings Per Share				$	0
Diluted Earnings Per Share				$	0

	12/31/2022 to 6/30/2023

	STATEMENTS OF STOCKHOLDERS' EQUITY

Members Equity
						Common Stock Shares	Amount
	Balance as of June 30, 2023		300,000,000		$ 30,000
	Additional Paid-in Capital		6,800.00		$    .68
	Stock-based compensation 		2,710,422.74		$ 271.04
	Exercise of stock options		----			----

	12/31/2022 to 6/30/2023

	STATEMENTS OF CASH FLOWS
Cash flows from operating activities:
	Net income					$	0

	Adjustments to reconcile net income to
	net cash (used in) provided by operating activities:

	Depreciation and amortization				0
	Amortization of goodwill				0
	Loss on disposal of assets
	Gain on investments					0
	Deferred rent and other current liabilities		0
	Change in:
		Accounts receivable				0
		Prepaid expenses				0
		Deposits
		Accounts payable and accrued expenses		0
		Accrued payroll and related liabilities		0
		Deferred compensation liability			0
							_______________


Net cash provided by (used in) operating activities		0
 							_______________
Cash flows from investing activities:
	Purchase of life insurance policies			0
	Proceeds from sale of property and equipment
	Purchase of property and equipment			0
 							_______________
	Net cash used in investing activities			0
 							_______________

Cash flows from financing activities:
Net borrowings on (repayments on) line of credit		0
Repayments on notes payable					0
Contributions from member					0
Distributions to member					_______________
	Net cash provided by (used in) financing
	activities						0

Net change in cash and cash equivalents				0
Cash and cash equivalents, beginning of year			0
							_______________
	Cash and cash equivalents, end of year	 	 $	0

Supplemental disclosure of cash flow information:
	Cash paid for interest 				$	0

Item 4. Exhibits.

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Decentralized Crypto Financial Inc.:

By: /s/ Nicholas Scherling
Nicholas Scherling
Chief Executive Officer
Date: September 29, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Nicholas Scherling
Nicholas Scherling
Chief Executive Officer/Principal Financial Officer/Principal
Accounting Officer
Date: September 29, 2023